EXHIBIT 99.1

[Wisconsin Energy Logo]                              [WICOR logo]

From: Michael John
      Oct. 27, 1999


Wisconsin Energy shareholders approve merger with WICOR

MILWAUKEE - Wisconsin Energy Corp. (NYSE: WEC) today announced it has received shareholder approval of its proposed merger with WICOR, Inc. (NYSE: WIC). WEC Chairman and Chief Executive Officer Richard A. Abdoo made the announcement following a special shareholder meeting this afternoon held in Milwaukee.
More than   98 percent of the shares represented at the meeting
were voted in favor of the merger.

"Shareholder approval was a major step in the process," said Abdoo. "We believe this strategic combination will create new competitive opportunities that are in the best interest of our shareholders, customers and employees. The single company that will result will be stronger and better able to compete in today's changing energy market."

WICOR shareholders voted to approve the proposed merger at a shareholder meeting held earlier in the day.

The merger is on schedule for completion in the first quarter of 2000. It is subject to the approval of the Public Service
Commission of Wisconsin and the Securities and Exchange
Commission.

WEC and WICOR announced plans to merge on June 28 with WEC acquiring all outstanding WICOR shares for a fixed price of $31.50 per share. The combined company will serve approximately 921,000 natural gas customers and more than one million electric customers in Wisconsin and Michigan's Upper Peninsula and will operate more than 16,500 miles of gas main and 30,000 miles of electrical transmission and distribution wires. The combined company will have approximately 9,000 employees. No layoffs are expected as a result of the merger.

Wisconsin Energy Corp. is a holding company with subsidiaries in utility and non-utility businesses. Its principal subsidiaries are Wisconsin Electric, Edison Sault Electric, Wisvest, Wispark and Minergy. Visit the company website at www.wisenergy.com.